Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

ANNUAL GENERAL MEETING HELD ON 23rd JUNE, 2009
POLL RESULTS

Semiconductor Manufacturing International Corporation (the “Company”) is pleased to announce that at the annual general meeting of the Company held on 23rd June, 2009 (the “AGM”), the proposed resolutions set out in the notice of AGM were duly passed by way of poll.

Reference is made to the Company’s circular dated April 28, 2009 (the “Circular”) in relation to, among other things, the following:

1.	re-election and election of directors of the Company;

2.	proposed general mandates to issue and repurchase shares of the Company;

3.	non-exempt continuing connected transactions with Datang Telecom Technology & Industry Holdings Co., Ltd.;

4.	supply of corporate communications by making them available on the Company’s website; and

5.	refreshment of the existing scheme limit on the grant of options under the Company’s share option schemes.

Unless otherwise specified, capitalised terms used herein shall have the same meanings as defined in the Circular.

The Company is pleased to announce that at the AGM, the proposed resolutions set out in the notice of AGM were duly passed by way of poll.

As at the date of the AGM, the total number of Shares entitling the holders to attend and vote for or against all the resolutions at the AGM was 22,353,354,672 Shares. As set out in the Circular, Datang is required under the Listing Rules to abstain from voting in relation to the Non-Exempt Continuing Connected Transactions. The Company confirms that Datang has abstained from voting in relation to the resolution to approve the New Proposed Caps at the AGM. There were no Shares entitling the holders to attend and vote only against any of the resolutions. The number of Shares represented by votes for and against the respective resolutions at the AGM was as follows:

		ORDINARY RESOLUTIONS	No. of Votes (%)
			For	Against
		To receive and consider the
		audited financial statements and
		the reports of the Directors and
		Auditors of the Company for the	7,090,909,588	16,446,045
1.		year ended 31st December, 2008.	(99.769%)	(0.231%)
		As more than 50% of the votes were cast in favour of the resolution, the
		resolution was duly passed as an ordinary resolution.

		To re-elect Jiang Shang Zhou as
		a Class II Director of the	6,237,355,488	40,606,595
2.	(A)	Company.	(99.353%)	(0.647%)
		As more than 50% of the votes were cast in favour of the resolution, the
		resolution was duly passed as an ordinary resolution.

		To re-elect Lip-Bu Tan as a
		Class II Director of the	6,227,698,888	50,263,195
2.	(B)	Company.	(99.199%)	(0.801%)

		As more than 50% of the votes were cast in favour of the resolution, the
		resolution was duly passed as an ordinary resolution.

		To elect Chen Shanzhi as a Class
		II Director of the	7,066,406,038	40,154,545
2.	(C)	Company.	(99.435%)	(0.565%)

		As more than 50% of the votes were cast in favour of the resolution, the
		resolution was duly passed as an ordinary resolution.

		To authorize the Board of Directors
		to fix their	7,085,399,738	21,139,995
2.	(D)	remuneration.	(99.703%)	(0.297%)
		As more than 50% of the votes were cast in favour of the resolution, the
		resolution was duly passed as an ordinary resolution.

		To re-elect Zhou Jie as a Class	6,225,763,888	52,198,195
3.	(A)	III Director of the Company.	(99,169%)	(0.831%)
		As more than 50% of the votes were cast in favour of the resolution, the
		resolution was duly passed as an ordinary resolution.

		To authorize the Board of
		Directors to fix his	7,085,304,738	21,284,995
3.	(B)	remuneration.	(99.700%)	(0.300%)
		As more than 50% of the votes were cast in favour of the resolution, the
		resolution was duly passed as an ordinary resolution.

		To re-elect Edward S Yang as a	6,237,153,888	40,808,195
4.	(A)	Class I Director of the Company.	(99.350%)	(0.650%)
		As more than 50% of the votes were cast in favour of the resolution, the
		resolution was duly passed as an ordinary resolution.

		To elect Gao Yonggang as a Class	7,066,426,038	40,134,545
4.	(B)	I Director of the Company.	(99.435%)	(0.565%)
		As more than 50% of the votes were cast in favour of the resolution, the
		resolution was duly passed as an ordinary resolution.

		To authorize the Board of
		Directors to fix their	7,085,444,738	21,194,995
4.	(C)	remuneration.	(99.702%)	(0.298%)
		As more than 50% of the votes were cast in favour of the resolution, the
		resolution was duly passed as an ordinary resolution.

		To grant a general mandate
		to the Board of Directors to
		allot, issue, grant, distribute
		and otherwise deal with
		additional shares in the
		Company, not exceeding twenty
		percent of the issued share
		capital of the Company at the
		date of this Resolution (as	5,524,786,671	1,582,732,912
5.		adjusted)#	(77.732%)	(22.268%)
		As more than 50% of the votes were cast in favour of the resolution, the
		resolution was duly passed as an ordinary resolution.

		To grant a general mandate to
		the Board of Directors to
		repurchase shares of the
		Company, not exceeding ten per
		cent of the issued share capital
		of the Company at the date of	7,067,571,983	8,822,600
6.		this Resolution#	(99.875%)	(0.125%)
		As more than 50% of the votes were cast in favour of the resolution, the
		resolution was duly passed as an ordinary resolution.

		Conditional on the passing
		of Resolutions 5 and 6, to
		authorize the Board of Directors
		to exercise the powers to allot,
		issue, grant, distribute and
		otherwise deal with the
		additional authorized but
		unissued shares in the Company	5,493,914,921	1,582,329,662
7.		repurchased by the Company. #	(77.639%)	(22.361%)
		As more than 50% of the votes were cast in favour of the resolution, the
		resolution was duly passed as an ordinary resolution.

		To approve the New Proposed
		Caps in relation to the
		Non-Exempt Continuing Connected	2,570,906,438	8,749,045
8.		Transactions.#	(99.661%)	(0.339%)
		As more than 50% of the votes were cast in favour of the resolution, the
		resolution was duly passed as an ordinary resolution.

		To approve the sending or
		supply of Corporate
		Communications by the Company by
		making them available on its own	7,102,262,083	5,252,500
9.		website. #	(99.926%)	(0.074%)
		As more than 50% of the votes were cast in favour of the resolution, the
		resolution was duly passed as an ordinary resolution.

		To approve the refreshment
		of the Existing Scheme Limit in	6,848,196,588	259,207,995
10.		relation to the Option Plans. #	(96.353%)	(3.647%)
		As more than 50% of the votes were cast in favour of the resolution, the
		resolution was duly passed as an ordinary resolution.

Computershare Hong Kong Investor Services Limited, Hong Kong branch share registrar of the Company, acted as the scrutineer for the vote-taking at the AGM. The work performed by Computershare Hong Kong Investors Services Limited did not include provision of any assurance or advice on matters of legal interpretation or legal entitlement to vote.

As at the date of this announcement, the directors of the Company are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Zhou Jie (and Wang Zheng Gang as alternate director to Zhou Jie), Gao Yonggang and Chen Shanzhi as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi, Lip-Bu Tan and Edward S Yang as Independent Non-Executive Directors of the Company.

For and on behalf of

Semiconductor Manufacturing International Corporation

Anne Wai Yui Chen

Company Secretary

Shanghai, PRC, June 23, 2009
# Full text of the Resolutions is set out in the Notice of Annual General Meeting.